

Mail Stop 3030

July 16, 2010

Via Facsimile and U.S. Mail

Mr. Mark L. Baum
Chief Executive Officer
Shrink Nanotechnologies, Inc.
2038 Corte del Nogal, Suite 110
Carlsbad, California 92011

  Re: Shrink Nanotechnologies, Inc.
    Form 10-K for the year ended December 31, 2009
      Filed April 15, 2010
    Form 10-Q for the quarter ended March 31, 2010
    File No. 0-52860

Dear Mr. Baum:

  We have reviewed your letter dated July 1, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 5 – Research and License Agreement, page F-12

1. We note your response to prior comment 3. However, it is still not clear to us how you have recorded the stock grants in your financial statements. You state that you recorded

the stock grants as expense at the date of issuance. Separately, you state that you recorded the grants as a prepaid expense that you are recognizing as expense throughout the term of the contract. Please clarify for us how you are accounting for these grants by providing us with the journal entries you record relating to these grants.

2. We note from your response to prior comment 4 that some of the "future expenses" in your table have been incurred and paid as of December 31, 2009. Given that some of these expenses have been incurred and paid as of December 31, 2009, your caption "future expenses" may be confusing to financial statement users. Please revise your future filings accordingly or otherwise explain to us why you believe your disclosure should not be revised.

Note 7 – Convertible Debentures, Warrants, page F-14

3. We note from your response to prior comments 7 and 8 that you plan to classify the warrants you have issued as derivative liabilities based on the guidance set forth in FASB ASC paragraph 815-10-15-102. In applying the guidance set forth in FASB ASC paragraph 815-10-15-102, please tell us how you considered the scope exception in FASB ASC paragraph 815-10-15-74 through 78.

4. Notwithstanding the prior comment, please to us how you evaluated your warrants under FASB ASC subsection 815-40-25, which applies to contracts in your own equity.

5. We note your response to prior comment 8. Please clarify which of your debt agreements contained down round protection and tell us the date that you modified the agreements to remove the down round protection.

6. Further to the above, we note from your response that the down-round provisions in your agreement were "unenforceable." In describing why the provision is unenforceable, you describe a lack of intent from both parties to utilize this provision. Please clarify for us if the provision is legally unenforceable or if you believe that neither party planned to enforce the provision. To the extent that you believe that the provision is legally unenforceable, please provide us with an unconditional legal opinion from counsel qualified to opine on the governing laws that supports such assertion.

Form 10-Q for the quarter ended March 31, 2010

Exhibit 31

7. We note your response to prior comment 9 but do not see where you have filed an amendment to your Form 10-Q for the quarter ended March 31, 2010. Please advise.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.

In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief